                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                          EXODUS COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   302088109
          ------------------------------------------------------------
                                (CUSIP Number)


                             James C. Gorton, Esq.
                             Global Crossing Ltd.
                             360 N. Crescent Drive
                            Beverly Hills, CA 90210
                                (310) 385-5222

                                with a copy to:

                            Richard Capelouto, Esq.
                          Simpson Thacher & Bartlett
                             3330 Hillview Avenue
                          Palo Alto, California 94304
                                (650) 251-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 10, 2001
          ------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  2  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Global Crossing GlobalCenter Holdings, Inc.
      I.R.S. Employer Identification No. 52-2272431
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  3  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALC Communications Corporation
      I.R.S. Employer Identification No. 38-2643582
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  4  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Global Crossing North America, Inc.
      I.R.S Employer Identification No. 16-0613330
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  5  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Global Crossing North American Holdings, Inc.
      I.R.S Employer Identification No.: not assigned
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  6  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Global Crossing Holdings Ltd.
      I.R.S Employer Identification No. 98-0186828
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

------------------                                     ---------------------
CUSIP NO.302088109                      13D            Page  7  of ___ Pages
                                                            ---
------------------                                     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Global Crossing Ltd.
      I.R.S Employer Identification No. 98-0189783
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable. See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             108,157,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          108, 157,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      108,157,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Exodus Common Stock"), of Exodus Communications, Inc., a Delaware corporation ("Exodus"). The address of the principal executive office of Exodus is 2831 Mission College Boulevard, Santa Clara, California 95054-1838.

Item 2. Identity and Background.

(a) - (c), (f)   This Schedule 13D is filed by Global Crossing Ltd., a Bermuda corporation ("Global Crossing"), Global Crossing Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Global Crossing ("GCHL"), Global Crossing North American Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of GCHL ("GCNAH"), Global Crossing North America, Inc., a New York corporation and a wholly-owned subsidiary of GCNAH ("GCNA"), ALC Communications Corporation, a Delaware corporation and a wholly-owned subsidiary of GCNA ("ALC"), and Global Crossing GlobalCenter Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of ALC ("GCG") (Global Crossing, GCHL, GCNAH, GCNA, ALC and GCG are collectively referred to herein as the "Reporting Persons".)

          To the best knowledge of each Reporting Person as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of such Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Schedules I-VI hereto. The information contained in Schedules I-VI is incorporated herein by reference.

          Global Crossing is a Bermuda company whose principal business is holding stock in other telecommunications companies and whose principal asset is the stock of GCHL. Global Crossing's principal executive office is located at 360 N. Crescent Drive, Beverly Hills, California 90210.

          GCHL is a Bermuda company whose principal business is holding stock in other telecommunications companies and one of the principal assets of which is the stock of GCNAH. GCHL's principal executive office is located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda.

          GCNAH is a Delaware company whose principal business is holding stock in other telecommunications companies and one of the principal assets of which is the stock of GCNA. GCNAH's principal executive office is located at 180 South Clinton Avenue, Rochester, New York 14646.

          GCNA is a New York company whose principal business is holding stock in other telecommunications companies and one of the assets of which is the stock of ALC. GCNA's principal executive office is located at 180 South Clinton Avenue, Rochester, New York 14646.

          ALC is a Delaware company whose principal business is holding stock in other telecommunications companies and one of the assets of which is the stock of GCG. ALC's principal executive office is located at PNC Building, 300 Delaware Avenue, Suite 303, Wilmington, Delaware 19801.

          GCG is a Delaware company whose principal business is holding the stock of Exodus and whose principal asset is the stock of Exodus. GCG's principal executive office is located at 141 Caspian Court, Sunnyvale, California 94089.

(d), (e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, none of the executive officers or directors of any of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          On September 28, 2000, GCNA, GCG, GlobalCenter Holding Co., a Delaware corporation and a wholly-owned subsidiary of GCG ("GCH") and GlobalCenter Inc., a Delaware corporation and a wholly-owned subsidiary of GCH ("GlobalCenter"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Exodus Communications, Inc. ("Exodus") and Einstein Acquisition Corp. ("Einstein Acquisition"), pursuant to which Exodus agreed to acquire by merger all of the outstanding capital stock of GCH. The merger of Einstein Acquisition with and into GCH (the "Merger") was consummated on January 10, 2001. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time") the outstanding shares of GCH common stock owned by GCG were converted into an aggregate of 108,157,200 shares of Exodus Common Stock, which constituted approximately 20.0 percent of the outstanding Exodus Common Stock at the Effective Time, and GCH became a wholly-owned subsidiary of Exodus. In addition, at the Effective Time, each GlobalCenter option and certain other options of GlobalCenter affiliates were assumed by Exodus and thereafter constitute options to purchase shares of Exodus Common Stock. A copy of the Merger Agreement was filed as Exhibit 2 to Global Crossing's Form 8-K dated October 17, 2000, is filed as Exhibit 1 hereto and is incorporated herein by reference.

          Beneficial ownership of the shares of Exodus Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired by the Reporting Persons through the consummation of the Merger.

Item 4.  Purpose of Transaction

          The Reporting Persons acquired the Exodus Common Stock in order to obtain a susbstantial equity position in Exodus. In addition, the Reporting Persons have acquired certain rights and obligations with respect to Exodus that are contained in a Stockholder Agreement dated as of September 28, 2000, among Exodus, Global Crossing and GCG (the "Stockholder Agreement") and a Registration Rights Agreement dated as of September 28, 2000 among Exodus, Global Crossing and GCG (the "Registration Rights Agreement"), each of which was entered into in connection with this transaction and is described in Item 6 below, filed as an Exhibit hereto (as indicated in Item 6 below) and incorporated by reference herein.

          None of the Reporting Persons currently have any other plans or intentions that relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. However, while it is not the current intention of the Reporting Parties to do so and the Stockholder Agreement restricts the ability of the Reporting Persons to do so, the Reporting Parties may dispose of some or all of their interest in the securities of Exodus held by them or acquired in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights provided in the Registration Rights Agreement, or otherwise, depending on the course of action the Reporting Parties pursue, market conditions and other factors. Alternatively, subject to the terms of the Stockholder Agreement, while it is not the present intention of the Reporting Parties to do so, the Investors may seek to acquire additional shares of Exodus Common Stock or other securities of Exodus through open market purchases, privately negotiated transactions or otherwise.

          Although the foregoing represents the range of activities that may be undertaken by the Reporting Parties with respect to Exodus, the possible activities of the Reporting Parties are subject to change at any time.

Item 5. Interest in Securities of Exodus.

          The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) As of January 10, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of the Merger, each of the Reporting Persons may be deemed to have acquired beneficial ownership of 108,157,200 shares of Exodus Common Stock, constituting approximately 20.0% of the outstanding shares of Exodus Common Stock at such time.

(b) None of the Reporting Persons have sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any shares of Exodus Common Stock. The Reporting Persons have shared power to vote and to direct the vote, and shared power to dispose or direct the disposition of, the 108,157,200 shares referred to in subparagraph (a) as a result of Merger. In addition, as set forth more fully in Item 6, the Stockholder Agreement requires the Reporting Persons to vote as recommended by the board of directors of Exodus or in the same proportion as all votes cast by disinterested stockholders, except in a few circumstances. See Item 6.

(c) Except as set forth in this Item 5, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons described in Item 2 hereof has effected any transaction during the past 60 days in any shares of Exodus Common Stock.

(d) Except as set forth in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Exodus Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Exodus.

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

          Stockholder Agreement.  Under the Stockholder Agreement, an affiliate
          ---------------------
of Global Crossing has the right to appoint one designee to the Exodus board of directors for so long as Global Crossing, GCG and their subsidiaries own in the aggregate at least 10% of the outstanding voting stock of Exodus. Any such nominee must be approved by the Exodus board of directors which approval will not be withheld unless, based on the advice of counsel, such approval would be inconsistent with the fiduciary obligations of the directors. The initial nominee of Global Crossing's affiliate was Thomas Casey, Chief Executive Officer of Global Crossing.

          Pursuant to the Stockholder Agreement, Global Crossing has agreed to, except in a few circumstances, vote its shares of Exodus Common Stock at Global Crossing's option either as recommended by the Exodus board or in the same proportion as all votes cast by disinterested stockholders. These voting obligations generally will continue until the earlier of the date:

            . five years after the closing of the Merger, . Global Crossing owns less than 10% of the voting stock of
               Exodus, or
            .  there is a change of control of Exodus.

While Global Crossing is under these obligations to Exodus relating to the voting of its Exodus Common Stock, Global Crossing may not increase its percentage ownership of outstanding Exodus voting stock by more than 1%. The restrictions on Global Crossing's acquisition of additional shares of Exodus common stock are suspended or terminated if certain events relating to an actual or potential change of control of Exodus occur.

          Also pursuant to the Stockholder Agreement, for one year after the completion of the Merger, Global Crossing has agreed not to transfer its Exodus shares except under limited circumstances such as transfers among affiliates and limited "cashless collar" hedging transactions. From the first to the fifth anniversaries of the closing of the Merger, Global Crossing has agreed not to transfer its Exodus shares except in underwritten offerings and other sales pursuant to their registration rights, pursuant to Rule 144, in private sales or under limited circumstances similar to those during the first year after the completion of the Merger. Exodus has agreed to indemnify Global Crossing and its subsidiaries and any controlling person of Global Crossing from damages resulting from any of them being deemed to be a controlling person of Exodus under the securities laws and for any act or omission of Exodus.

          Registration Rights Agreement.  Pursuant to the Registration Rights
          -----------------------------
Agreement, Global Crossing and its subsidiaries will be entitled to offer for sale the shares of Exodus Common Stock acquired in the Merger pursuant to a shelf registration statement that Exodus has agreed to file with the SEC within four months of the closing of the Merger. Exodus will use its best efforts to cause the registration statement to be declared effective by the SEC within six months after the closing of the Merger, and to keep it effective until all of the registrable shares are sold or Global Crossing, GCG and their subsidiaries own in the aggregate less than three percent of the outstanding common stock of Exodus. Global Crossing may sell shares pursuant to an underwritten public offering by Exodus by giving Exodus 30 days prior written notice. In order for Global Crossing to make any such demand, the minimum aggregate total gross proceeds from the sale of the registrable shares to the investors must equal or exceed $10,000,000 and must total at least 500,000 shares for each such underwritten demand. Global

Crossing may not exercise more than one underwritten demand in any six-month period. Global Crossing may sell registrable shares other than pursuant to an underwritten public offering under the shelf registration statement, by delivering a resale notice of the number of registrable shares such investor proposes to sell, transfer or otherwise dispose of. Global Crossing may also piggyback onto registration statements filed by Exodus any registrable shares held by it in the event that Exodus sells its shares in an underwritten offering with a "road show." Exodus has agreed to pay all expenses of the registrations and offerings, except that Global Crossing, GCG and their subsidiaries have agreed to pay any brokerage and sales commissions and any transfer taxes relating to the sale or disposition of the registrable shares.

          Under the Registration Rights Agreement, Global Crossing shall have the right to select the lead managing underwriter of an underwritten offering, which must be an investment banking firm of nationally recognized standing reasonably satisfactory to Exodus. Exodus management will participate in customary road show meetings reasonably requested (and reasonable in scope in light of the size of the offering) upon reasonable prior notice by the lead managing underwriter of an offering. If the lead managing underwriter of an underwritten offering advises of a limitation on the size of the offering due to market conditions, Exodus and Global Crossing will include in such offering Global Crossing of shares which, in the opinion of the lead managing underwriter, can be sold. Exodus and Global Crossing each have indemnification and contribution obligations to each other for material misstatements and omission attributable to them with respect to any registration statement filed with the SEC.

          Copies of the Merger Agreement, the Stockholder Agreement, and the Registration Rights Agreement are included as Exhibits to this Schedule 13D. Except as described in this Schedule 13D, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person and, to the best knowledge of the Reporting Persons, between the persons named in Item 2 and any other person, with respect to any securities of Exodus, including but not limited to, transfer or voting of any of the securities of Exodus, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the shares of Exodus Common Stock are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the shares of Exodus Common Stock.

Item 7. Material to be Filed as Exhibits.

     Exhibits:

     1 Agreement and Plan of Merger, dated as of September 28, 2000, among Exodus Communications, Inc., Einstein Acquisition Corp., Global Crossing North America, Inc., Global Crossing GlobalCenter Holdings, Inc., GlobalCenter Holding Co. and GlobalCenter Inc. (filed as Exhibit 2 to Global Crossing Ltd.'s Current Report on Form 8-K dated October 17, 2000 and incorporated herein by reference).

     2 Stockholder Agreement, dated September 28, 2000, among Exodus Communications, Inc., Global Crossing Ltd. and Global Crossing GlobalCenter Holdings Inc. (filed herewith)

     3 Registration Rights Agreement, dated as of September 28, 2000, by and among Exodus Communications, Inc., Global Crossing Ltd. and Global Crossing GlobalCenter Holdings, Inc. (filed herewith)

     4    Joint Filing Agreement.  (filed herewith)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

January 19, 2001              GLOBAL CROSSING LTD.

                              By: /s/ Mitchell Sussis
                                  ---------------------
                                  Name: Mitchell Sussis
                                  Title: Secretary


                              GLOBAL CROSSING HOLDINGS LTD.

                              By: /s/ Ian McLean
                                  ---------------
                                  Name: Ian McLean
                                  Title: President


                              GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.

                              By: /s/ Mitchell Sussis
                                  -------------------
                                  Name: Mitchell Sussis
                                  Title: Vice President


                              GLOBAL CROSSING NORTH AMERICA, INC.

                              By: /s/ Barbara J. LaVerdi
                                  ----------------------
                                  Name:  Barbara J. LaVerdi
                                  Title:  Assistant Secretary


                              ALC COMMUNICATIONS CORPORATION

                              By: /s/  Mitchell Sussis
                                  --------------------
                                  Name: Mitchell Sussis
                                  Title: Vice President


                              GLOBAL CROSSING GLOBALCENTER HOLDINGS, INC.

                              By: /s/  Barbara J. LaVerdi
                                  -----------------------
                                  Name:  Barbara J. LaVerdi
                                  Title:  Assistant Secretary

                                 EXHIBIT INDEX

Exhibit
Number    Description
------    -----------

  1 Agreement and Plan of Merger, dated as of September 28, 2000, among Exodus Communications, Inc., Einstein Acquisition Corp., Global Crossing North America, Inc., Global Crossing GlobalCenter Holdings, Inc., GlobalCenter Holding Co. and GlobalCenter Inc. (filed as Exhibit 2 to Global Crossing Ltd.'s Current Report on Form 8-K dated October 17, 2000 and incorporated herein by reference).


  2 Stockholder Agreement, dated September 28, 2000, among Exodus Communications, Inc., Global Crossing Ltd. and Global Crossing GlobalCenter Holdings Inc. (filed herewith)

  3 Registration Rights Agreement, dated as of September 28, 2000, by and among Exodus Communications, Inc., Global Crossing Ltd. and Global Crossing GlobalCenter Holdings, Inc. (filed herewith)

  4       Joint Filing Agreement.  (filed herewith)